UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Federal-Mogul Holdings Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34029	46-5182047
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

27300 West 11 Mile Road, Southfield, Michigan		48034
(Address of principal executive offices)		(Zip Code)

Michelle Epstein Taigman, Senior Vice President, General Counsel and Secretary

(248) 354-7700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Federal-Mogul Holdings Corporation (“Federal-Mogul” or the “Company”) has filed this Specialized Disclosure Report on Form SD and the related Conflict Minerals Report for the calendar year ended December 31, 2015. Both reports are publicly available at http://investor.federalmogul.com/.

Item 1.02	Exhibit

A copy of Federal-Mogul’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Federal-Mogul Holdings Corporation (Registrant)

May 27, 2016	By:	/s/ Michelle Epstein Taigman
Michelle Epstein Taigman
Senior Vice President, General Counsel and Secretary